

SECURITI

16022336

SEC
Mail Processing
Section

NOV 29 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-29504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-15 (MM/DD/YY) AND ENDING 09-30-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.

(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange

NOV 29 2016

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp., as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this ________ day of ________________
by ______________________________
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

see attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Mateo)

On November 14, 2016 before me, Brenda Ramirez, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Elaine Sabatino
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



BRENDA RAMIREZ
Commission # 2093272
Notary Public - California
San Mateo County
My Comm. Expires Dec 12, 2018

Signature ______________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ____________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer Is Representing: ______________________

Signer's Name: ______________________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer Is Representing: ______________________



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company") as of September 30, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
November 14, 2016

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2016

Assets	
Cash and cash equivalents	$ 552,128
Due from affiliates	12,000
Other	26,068
Total Assets	**$ 590,196**
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 30,799
Due to affiliates	46,026
Total liabilities	76,825
Commitments and Contingencies (Note 5)	
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	—
Additional paid in capital	6,105,169
Accumulated deficit	(5,591,798)
Total stockholder's equity	513,371
Total Liabilities and Stockholder's Equity	**$ 590,196**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer, and with the Commodities Futures Trading Commission (the "CFTC") as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U. S. broker-dealers, and the Securities Investor Protection Corporation.

The Company operates as an introducing broker-dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

The Company distributes private placements, limited partnerships, and institutional class mutual funds to corporations, pension plans, trusts, and fiduciary clients on behalf of other Franklin subsidiaries. The Company also has a services agreement with a third-party investment manager under which the Company provides placement services.

Risks and Uncertainties

During the fiscal year ended September 30, 2016 ("fiscal year 2016"), the global equity financial markets experienced volatility amid ongoing concerns about economic growth in Europe, China and emerging markets, as well as continued weakness in oil prices. Volatility increased significantly in late June following the U.K.'s referendum to leave the European Union but eased during the fiscal fourth quarter. Overall equity market returns were positive for the fiscal year.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

In April 2016, the U.S. Department of Labor issued a new fiduciary rule that will subject financial professionals who provide investment advice to certain U.S. retirement clients to a new fiduciary duty intended to address conflicts of interests. Implementation of the rule will be phased in beginning in April 2017, and will generally become fully effective in January 2018.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates,

actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 14, 2016, which is the date that the statement of financial condition was issued.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with one financial institution exceeded Federal Deposit Insurance Corporation insured limits by $113,128 at September 30, 2016, representing a concentration of credit risk.

Income Taxes
The Company is included in the consolidated U.S. federal and combined California & New York State and New York City income tax returns for Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Guidance

There was no new accounting guidance adopted by the Company during fiscal year 2016 and there is no new accounting guidance not yet adopted that impacts the Company's statement of financial condition.

4. Taxes on Income

At September 30, 2016, there were $7,773,733 in federal net operating loss carry-forwards expiring between 2022 and 2036. The tax impact of these loss carry-forwards of $2,720,807 has been utilized by Franklin.

At September 30, 2016, there were $8,416,563 and $4,705,527 in State of New York and New York City net operating loss carry-forwards, respectively, expiring between 2035 and 2036. The tax impact of those loss carry-forwards is $703,219, which is transferred to Franklin.

At September 30, 2016, the Company had no gross unrecognized tax benefits.

5. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

6. Related Party Transactions

The Company enters into transactions during the ordinary course of business with affiliates. Amounts due to and from affiliates relate to these transactions.

The parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

7. Net Capital Requirement

FTFS is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, FTFS is required under the basic method to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $50,000. In addition, FTFS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2016, FTFS had net capital of $471,523, which was $421,523 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 0.16 to 1.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, FTFS is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTFS claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.